Exhibit 99.77C

Quaker Investment Trust ("Registrant")
Form N-SAR For the Six Months Ended June 30, 2006

Sub-Item 77C:  Matters submitted to a vote of security holders

Liquidation of Quaker Fixed Income Fund

A Special Meeting of Shareholders was held on April 24, 2006, to approve a proposal to liquidate and dissolve the Quaker Fixed Income Fund in accordance with the Plan of Liquidation and Dissolution approved by the Fund's Board of Trustees. The reasons for the proposal to liquidate the Fund are the small amount of assets in the Fund, the high expenses, and the Fund's negative performance in comparison to its benchmark. The Board believes that the Fund is not likely to attract any significant assets in the future given these factors.

Shareholder Meeting Results (share amounts are not in thousands):

Affirmative       234,914 shares            52.042% of outstanding shares
Against           682 shares                0.151% of outstanding shares
Abstain           4925 shares               1.09% of outstanding shares


Liquidation of Quaker Small-Cap Trend Fund

A Special Meeting of Shareholders was held on April 24, 2006, to approve a proposal to liquidate and dissolve the Quaker Small-Cap Trend Fund in accordance with the Plan of Liquidation and Dissolution approved by the Fund's Board of Trustees. The reasons for the proposal to liquidate the Fund are the small amount of assets in the Fund, the high expenses, and the Fund's negative performance in comparison to its benchmark. In addition, the Board considered the fact that the Fund's sub-adviser, TrendStar Advisors, LLC ("TrendStar"), also manages a no-load mutual fund with the same strategy as the Fund so that an investor interested in investing in a mutual fund managed by TrendStar would likely invest in a no-load fund rather than the Quaker Small-Cap Trend Fund, which has a load. The Board believes that the Fund is not likely to attract any significant assets in the future given these factors.

Affirmative       176,547 shares            51.667% of outstanding shares
Against           2455 shares               0.718% of outstanding shares
Abstain           1018 shares               0.298% of outstanding shares